UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 30)

                   Under the Securities Exchange Act of 1934

                               PRGX Global, Inc.
                  ------------------------------------------
                               (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                    69357C503
                                    ---------
                                 (CUSIP Number)

                                 Gwen G. Reinke
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                 (415) 434-1111
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 11, 2012
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 8



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 2 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               0**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          0**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 3 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               0**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          0**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 69357C503            SCHEDULE 13D                      Page 4 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               0**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          0**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 5 of 8


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3395151
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               0**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          0**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 6 of 8


Item 1.  Security and Issuer
----------------------------

This Amendment No. 30 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 7, 2012 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc. "); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"),(collectively, the "Reporting Persons").

This amendment to the Schedule 13D relates to the shares of Common Stock, no par value per share (the "Common Stock") of PRGX Global, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2. Identity and Background
--------------------------------

There have been no changes to Item 2 since the Schedule 13D Amendment filed on December 7, 2012.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on May 23, 2003.



                                  * * * * *


CUSIP NO. 69357C503            SCHEDULE 13D                     Page 7 of 8


Item 4. Purpose of Transaction
-------------------------------

Paragraph one of Item 4 of the Schedule 13D Amendment filed on December 7, 2012 is hereby updated with the following:

On December 5, 2012, Blum LP, RCBA Inc., Blum Strategic II, Blum Strategic KG and BK Capital Partners IV, L.P. (collectively, the "Blum Selling Stockholders"), together with other selling stockholders, entered into that certain Underwriting Agreement (the "Underwriting Agreement") with the Issuer and William Blair & Company, L.L.C. as the representative (the "Representative") of the several underwriters party thereto (the "Underwriters"), as reported in our Schedule 13D Amendment filed on December 7, 2012. Pursuant to the Underwriting Agreement, the Blum Selling Stockholders sold to the Underwriters an aggregate of 2,749,243 shares of Common Stock of the Issuer at a price of $6.0066 per share (net of underwriting discounts and commissions), in an underwritten public offering pursuant to the Issuer's Registration Statement on Form S-3 (Registration No. 333-185027) and the prospectus supplements filed by the Issuer with the Commission on November 27, 2012 and December 6, 2012 (the "Offering") which closed on December 11, 2012.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) Upon the closing of the Offering on December 11, 2012, the Reporting Persons beneficially owned no shares of Common Stock of the Issuer.

(c) On December 11, 2012, the Reporting Persons sold an aggregate of 2,749,243 shares of Common Stock in the Offering (described in Item 4) at a price of $6.0066 per share.

(d)  Not applicable.

(e) Upon the closing of the Offering on December 11, 2012, the Reporting Persons ceased to beneficially own more than 5% of the Issuer's outstanding Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on December 7, 2012.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


CUSIP NO. 69357C503            SCHEDULE 13D                     Page 8 of 8


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2012


RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By: Richard C. Blum & Associates, Inc.
                                            its General Partner



By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Partner, General Counsel &             Partner, General Counsel &
    Chief Compliance Officer               Chief Compliance Officer



BLUM STRATEGIC GP II, L.L.C.           BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Member                                 Member



                                  * * * * * *
CUSIP NO. 69357C503            SCHEDULE 13D                       Page 1 of 1


                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 12, 2012


RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By: Richard C. Blum & Associates, Inc.
                                           its General Partner



By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Partner, General Counsel &             Partner, General Counsel &
    Chief Compliance Officer               Chief Compliance Officer



BLUM STRATEGIC GP II, L.L.C.           BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Member                                 Member